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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 02 2020

Washington, DC

SEC FILE NUMBER
8-68962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dynasty Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 AVENUE OF THE AMERICAS, 32ND FLOOR
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Russo **727-865-4809**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Sobel & Co, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway - Suite 290	**Livingston**	**NJ**	**07039**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jill Russo, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Dynasty Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jill Russo
Signature

Chief Compliance Officer
Title

Notary Public 2-27-2020

JOSEPH M PUGLIANO
Notary Public - State of Florida
Commission # GG 941470
My Comm. Expires Feb 14, 2024
Bonded through National Notary Assn.

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SobelCo

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Dynasty Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dynasty Securities, LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2019, and the related notes and schedule (collectively, "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dynasty Securities, LLC as of December 31, 2019, and the results of its operations and cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dynasty Securities, LLC's management. Our responsibility is to express an opinion on Dynasty Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Dynasty Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC
Certified Public Accountants

We have served as Dynasty Securities, LLC's auditors since 2012.

Livingston, New Jersey
February 25, 2020

DYNASTY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS		
Cash	$	620,474
Prepaid Expenses		8,895
Inter-Company Receivable		317,345
Accrued Revenue		245,754
TOTAL ASSETS	$	1,192,468
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable and Accrued Expenses	$	6,808
TOTAL LIABILITIES	$	6,808
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		1,185,660
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,192,468

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31,2019

Revenues		
Referral Fees	$	1,438,229
TOTAL REVENUES		1,438,229
Expenses		
Subcontractors		183,575
Employee Compensation and Benefits		97,156
Professional Fees		70,654
Rent		19,759
Travel		11,338
Meals and entertainment		2,671
Marketing		2,762
Computer, internet, telephone		9,071
Other		54,603
TOTAL EXPENSES		451,589
NET INCOME	$	986,640

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31,2019

Balance, January 1,2019	$	694,020
Net Income		986,640
Capital Distribution		(495,000)
Balance, December 31,2019	$	1,185,660

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,2019

Cash flows from operating activities		
Net income	$	986,640
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Accrued Revenue		(52,819)
Inter-Company Receivable		(147,354)
Prepaid Expenses		(4,895)
Accounts payable and accrued expenses		5,081
Net cash provided by operating activities		786,653
Cash flows from financing activities:		
Capital Distribution		(495,000)
Net increase in cash		291,653
Cash, beginning of year		328,821
Cash, end of year	$	620,474

* The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Dynasty Securities, LLC (the "Company") was formed on August 16, 2011, in the state of New York. On March 21, 2013, the Securities and Exchange Commission accepted the Company's application for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, on March 21, 2013, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is headquartered in New York, New York. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permitted the use of either a full retrospective or retrospective with cumulative effect transition method. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.
As of December 31, 2019 $250,329 was point in time and $1,187,900 was recognized over time.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:
The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operation is allocated to the Company's member.
The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At December 31, 2019, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2019 financial statements. No interest or penalties were incurred for the year ended December 31, 2019.

Leases:
On January 1, 2019, The Company adopted ASU 2016-02 Leases – (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company has elected not to recognize leases with terms of 12 months or less. At December 31, 2019 there were no right of use assets or lease liabilities required to be recorded.

Cash:
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Receivables:
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. At December 31, 2019, there were receivables of $245,754 reported in the statement of financial condition.

Contract Balances:
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contract assets or liabilities at December 31, 2019.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2019, through February 25, 2020, the date that the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $613,666 that exceeded the required net capital of by $608,666. The Company's ratio of aggregated indebtedness to net capital was .01 to 1 at December 31, 2019.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that the Company does not hold funds or securities for customers. The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(i) of rule 15c3-3. This provision exempts brokers or dealers who do not hold funds or securities, or owe money or securities to customers, from having to furnish the "computation of reserve requirements."

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company has an Expense Sharing Agreement with its Parent, Dynasty Financial Partners, LLC. Expenses included in this agreement and revenue are paid or received by the Parent and reimbursed by Dynasty Securities, LLC. For the year ended December 31, 2019, Dynasty Securities, LLC owed Dynasty Financial Partners, LLC a net amount of $317,345. Total amount of expenses incurred by the Company for the period ended December 31, 2019 was $338,992.

NOTE 4 - CONCENTRATIONS:

During 2019, 83% of revenues were earned from two customers.

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
Dynasty Securities, LLC

We have audited the financial statements of Dynasty Securities, LLC as of and for the year ended December 31, 2019, and have issued our report thereon dated February 25, 2020, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of Dynasty Securities, LLC's financial statements. The supplementary information is the responsibility of Dynasty Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Certified Public Accountants

Livingston, New Jersey
February 25, 2020

DYNASTY SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31,2019

Computation of net capital		
Total member's equity	$	1,185,660
Deductions and/or charges		
Non-allowable assets	$	(571,994)
Net capital	$	613,666
Computation of aggregate indebtedness		
Accounts payable & Accrued Expenses	$	6,808
Aggregate indebtedness	$	6,808
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	454
Minimum dollar requirement	$	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	608,666
Ratio: Aggregate indebtedness to net capital		0.01 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

SobelCo

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Dynasty Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Dynasty Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dynasty Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) ("exemption provisions"), and (2) Dynasty Securities, LLC stated that Dynasty Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dynasty Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dynasty Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 25, 2020

Dynasty Securities, LLC
Schedule II Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2019

"Exempt Under 15c3-3(k)(2)(i)"

Dynasty Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5," Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).
To the best of its knowledge and belief Dynasty Securities, LLC states the following:

Dynasty Securities, LLC is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3.

- Dynasty Securities, LLC is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA.
- Dynasty Securities, LLC claimed an exemption under paragraph 240.15c3-3(k)(2)(i) of Rule 15c3-3 for the period from January 1, 2019 through December 31, 2019.
- Dynasty Securities, LLC has met the identified exemption provision in paragraph 240.15c3-1(k)(2)(i) of Rule 15c3-1 throughout the period from January 1, 2019 through December 31, 2019, without exemption.

Dynasty Securities, LLC

I, Jill Russo , affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

Jill Russo